SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)
_______________

CKX, Inc.
(Name of Subject Company (Issuer))
Robert F.X. Sillerman
(Names of Filing Persons (Offeror))
_______________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
_______________

12562M106
(CUSIP Number of Class of Securities)
_______________

With a copy to:
Robert F.X. Sillerman	Kramer Levin Naftalis & Frankel LLP
c/o CKX, Inc.	1177 Avenue of the Americas
650 Madison Avenue, 16th Floor	New York, New York 10036
New York, New York 10022	Attention: Thomas E. Molner, Esq.
Tel. No.: (212) 838-3100	Tel. No.: (212) 715-9100

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

_______________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☑      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

On May 10, 2011, Colonel Holdings, Inc. (“Parent”), Colonel Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), and CKX Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, that (i) Merger Sub shall commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock (the “Common Stock”) of the Company, and (ii) following the consummation of the Offer, Merger Sub shall be merged with and into the Company, with the Company surviving that merger as a wholly owned subsidiary of Parent (the “Merger”).

On May 10, 2011, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman entered into a Non-Tender and Support Agreement (the “Support Agreement”) with Parent in respect of the Merger Agreement, the Offer and the Merger.

Reference is made to Amendment 16 to Schedule 13D filed by Mr. Sillerman and Sillerman Capital Holdings L.P. in respect of the Common Stock for a description of certain terms of the Support Agreement, and for a copy of the Support Agreement, which is filed as an exhibit to the Amendment to Schedule 13D.

As a result of the foregoing, Mr. Sillerman has ceased to pursue the offer previously contemplated by the Schedule TO filed by Mr. Sillerman on August 10, 2010, or to pursue discussions in that connection.

By filing this Amendment to Schedule TO, Mr. Sillerman does not concede that he is, and Mr. Sillerman disclaims that he should be deemed, an offeror in respect of the Offer.